July 26, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Chindex International, Inc. Form 10-K for the Transition Period from April 1, 2010 to December 31, 2010 Filed March 16, 2011 File No. 001-33524

Ladies and Gentlemen:

We are counsel to Chindex International, Inc. (the “Company”).  Reference is made to the Staff’s comment letter dated June 27, 2011 to the Company regarding its Form 10-K for the Transition Period from April 1, 2010 to December 31, 2010 filed on March 16, 2011 (the “Form 10-K”).  Set forth below in bold typeface are the Staff’s comments, each of which is followed by the Company’s responses.

Business, page 1

1.
We note various disclosures relating to the governmental approvals necessary for your Chindex Medical Limited joint venture with Shanghai Fosun Pharmaceutical Group on pages 11, 13, and 55 of your annual report. We note similar discussions of government approvals needed for your Beijing expansion plans in the first paragraph of page 12. Please confirm in future filings you will revise your disclosure to identify what approvals are necessary and discuss the regulatory framework in which they are required. See Item 101(c)(1)(ix) of Regulation S-K. Please provide us draft disclosure.

1.
The Company will in future filings include a general description of (i) the material governmental approvals necessary for the completion of the Beijing expansion project and (ii) the regulatory framework in which such approvals are required.  The material governmental approvals for the final formation of the Chindex Medical Limited (“CML”) joint venture already have been obtained and the final closing of the  joint venture is expected to take place within the next several weeks. Nonetheless, the Company will include in its next periodic filing a description of such approvals and the regulatory framework applicable to the CML closing. Draft disclosure that would be so included, were a filing made at this time, is substantially as follows:

●
Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharmaceutical” and together with certain of its subsidiaries, “Fosun”) has advised us that all the governmental approvals required for the contribution and investiture to CML of the portion of the business to be contributed by Fosun have been obtained. These governmental approvals include the requirement by Fosun to both register its investment with Shanghai Administration of Foreign Exchange and apply to the Shanghai branch of the Chinese Ministry of Commerce and the Shanghai Administration for Industry and Commerce for approvals relating to the business contained in such portion.

●
The Company’s expansion project in Beijing is subject to, among other things, the receipt of (i) medical-related approvals from local health authorities and the Ministry of Health at the national level, (ii) as a foreign invested joint venture health facility, joint venture-related approvals from the Ministry of Foreign Trade and Commerce at the local level and (iii) local approvals as to construction.

The Company respectfully notes that it does not have any material business that is subject to the renegotiation of profits or termination of contracts or subcontracts at the election of the government as contemplated by Item 101(c)(1)(ix) of Regulation S-K.

Note 5.  Investment in Unconsolidated Affiliate, page 55

2.
We note that on December 31, 2010 you deconsolidated your medical products division upon contributing it to the joint venture, Chindex Medical Limited (CML) in which you have 49% interest. We also note that Shanghai Fosun Pharmaceutical Group, (FosunPharma) has 51% interest but has not yet contributed its portion of the business due to governmental approval. Please provide your analysis of how you evaluated whether CML is a variable interest entity and who the primary beneficiary is at December 31, 2010. Please cite the authoritative guidance you relied upon to support deconsolidation.

2.	The Company’s evaluation of whether CML is a variable interest entity and who the primary beneficiary is at December 31, 2010 is as follows:

Deconsolidation of contributed businesses by the Company

The Company is required to deconsolidate the contributed businesses when it ceases to have a controlling financial interest in the applicable subsidiaries. A parent ceases to have a controlling financial interest in a subsidiary when, in accordance with ASC 810-10-55-4A, the subsidiary issues shares that sufficiently reduces the parent’s ownership interest in the subsidiary. As explained below, the Company has concluded that CML is a voting interest entity, rather than a variable interest entity.  Therefore, the reduction of the Company’s interest in CML from 100% to 49% indicates that it no longer has a controlling financial interest in the entity and would need to deconsolidate under ASC 810.

Consolidation of CML by the Company

ASC 810-10-20 defines a variable interest as an investment or other interest that will absorb portions of a variable interest entity’s (“VIE’s”) expected losses or receive portions of the entity’s expected residual returns. An equity interest is considered to be a variable interest in a company and as such, the Company’s interest in CML is a variable interest.  A holder of a variable interest in an entity is required to determine whether the entity is a VIE and, if so, whether it must consolidate the entity.

VIE Analysis

ASC 810-10-15-14 describes the five characteristics of a VIE.  An entity only needs to have one of the characteristics to be deemed a VIE.  Management evaluated the characteristics of its investment in CML and believes that CML would not be deemed a VIE. Management has concluded that Fosun effectively contributed its businesses to CML as of the formation date since Section 2.03 of the entrusted management agreement (the “Entrustment Agreement”) entered into by a subsidiary of CML, Fosun Pharmaceutical and a subsidiary of Fosun Pharmaceutical provides CML with unilateral control over Shanghai Chuangxin (as defined in the Entrustment Agreement).  Although the legal form of the transaction is that Fosun delivered a promissory note in exchange for its interest in CML, Management notes that this was required solely due to a timing delay in receiving regulatory approvals.  The substance of the arrangement is that Fosun has irrevocably arranged the contribution of Shanghai Chuangxin in exchange for its equity interest in CML particularly because the probability of governmental approvals is high (and in fact they have already been obtained).  Accordingly, Management believes that Fosun’s investment would be deemed equity at risk and that the combined equity of CML would be sufficient to permit the entity to finance its activities without additional subordinated financial support. Note that CML has been financed 100% with equity and does not have any other forms of subordinated financial support, which justifies the position that the amount of equity is sufficient to conduct operations.

Management also considered certain characteristics related to control and expected economics of CML to support the conclusion that CML is not a VIE. The Company and Fosun control CML, as they have the ability to elect all of the members of the Board of Directors (the “Board”) of CML (as provided in Section 3.02(a) of the Joint Venture Governance and Shareholders Agreement), and there are no other interests that provide its holders with participating rights over the activities that most significantly impact CML’s economic performance. Accordingly, the group of holders of the equity investment at risk have the power to direct the activities of CML that most significantly impact CML’s economic performance. Additionally, Management concluded that, pursuant to the agreements entered into in connection with the formation of CML (as described below and filed with the Commission), the voting rights held by both Fosun and the Company are proportional to their economic interests in CML. Management further notes that Fosun and the Company have both the obligation to absorb the losses and the right to receive the expected residual returns of CML as there are no other interests that either protect them from absorbing expected losses or cap their residual returns. Therefore, Management has concluded the entity is not a VIE and must be assessed under the voting interest model.

Voting Interest Model

It is generally understood that when a company owns less than 50% of an entity that is not considered a VIE, the company is precluded from consolidating its investee.
Specifically, ASC 810-10-25-1 states “The usual condition for a controlling financial interest is ownership of a majority voting interest….(italics added).” Since the Company owns 49% of CML (whereas a single entity, Fosun, owns 51%), and does not have control over the entity through the Board (whereas Fosun has the power to appoint a majority of such Board), the Company should not consolidate CML. Conversely, Fosun obtained control through its majority stock ownership and Board representation upon the initial closing of CML, which occurred on December 31, 2010 (the “Initial Closing”).  Therefore, the Company’s investment in CML is accounted for as an equity method investment.

Supplemental Analysis of Primary Beneficiary if the Entity were a VIE

As explained above, Management has concluded that the entity is not a VIE. However, even if the entity were considered to be a VIE, Management has concluded that the Company would not be the primary beneficiary of the VIE.

ASC 810-10-25-38A states,

“A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a) The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.”

As discussed in the VIE analysis, Management has concluded that Fosun, and not the Company, has the power to direct the activities of CML that most significantly impact the entity’s economic performance. Accordingly, Management has concluded that the Company would not be the primary beneficiary of CML.

3.
We note that you entered into an entrustment agreement, shareholder’s voting proxy agreement and various other agreements upon formation of CML with FosunPharma in December 2010. Please expand your disclosure to discuss your analysis of these agreements and determination of which entity directs the activities of CML that most significantly impact the entity’s economic performance at December 31, 2010. Please provide your analysis of the agreements and cite the appropriate sections of the agreement to support your position that FosunPharma has the controlling financial interest in CML.

3.
We will expand our disclosure in future filings to discuss our analysis of the agreements and the determination of which entity directs the activities of CML that most significantly impact the entity’s economic performance. We have provided below our analysis of the agreements and have cited the appropriate sections of the agreements to support our position that Fosun has the controlling financial interest in CML.

A summary of the Company’s analysis of the agreements is as follows:

On December 28, 2010, the Company, Fosun Pharmaceutical, its subsidiary Fosun Industrial Co., Limited  (“Fosun Industrial”) and certain of their respective subsidiaries entered a series of agreements further described below. The agreements provide for the formation of CML, a newly-formed Hong Kong company, for the purpose of engaging in the business (the “Business”) of, among other things, (i) the marketing, distribution and servicing of medical equipment in China and Hong Kong (except that sales and distribution related activities in relation to sales and servicing in China and Hong Kong may take place in other jurisdictions) and (ii) the manufacturing, marketing, sales and distribution of medical devices and medical equipment and consumables, through the joint operation therein of certain related businesses of the Company and Fosun.

On December 28, 2010, the Company, a subsidiary of the Company and CML entered into a formation agreement (the “Formation Agreement”) with Fosun Pharmaceutical and certain of its subsidiaries.  The Formation Agreement provides for the formation and investiture of CML by the Company and Fosun in two separate closings, as described in Sections 2.01(d) and 2.01(e) of the Formation Agreement.

On December 31, 2010, the Initial Closing under the Formation Agreement took place pursuant to which CML is now 51%-owned by Fosun Pharmaceutical and 49%-owned by the Company.  At the Initial Closing, Fosun Pharmaceutical purchased its 51% interest in CML for a secured promissory note in the amount of US$20,000,000.  Also at the

Initial Closing, the Company acquired its 49% interest in CML (the “Acquisition”) in return for the disposition to CML (the “Disposition”) of the portion of the Business contributed thereto by the Company.  As a result of the Disposition, CML owns the Business contributed by the Company but does not yet own the portion of the Business to be contributed by Fosun Pharmaceutical pursuant to the Formation Agreement.  The contribution and investiture to CML of the portion of the Business to be contributed by Fosun Pharmaceutical is irrevocably subject to the receipt of requisite governmental approvals and other closing conditions.  Upon satisfaction thereof, such contribution and investiture would be effected at a final closing (the “Final Closing”), currently expected to occur during the third quarter of 2011, under a share transfer agreement previously entered into by Fosun Pharmaceutical and a subsidiary of CML, dated as of December 27, 2010 (the “Share Transfer Agreement”), which provides for such contribution and final investiture at the Final Closing.

Additionally, at the Initial Closing the following agreements were entered into:

A.
A subsidiary of CML, Fosun Pharmaceutical and a subsidiary of Fosun Pharmaceutical entered into an entrusted management agreement (the “Entrustment Agreement”), Section 2.01 of which allows for the management and operation of the entire Business pending the Final Closing, including that portion of the Business to be contributed by Fosun Pharmaceutical.  The CML subsidiary is irrevocably entitled to the benefits of the Entrustment Agreement. Sections 2.02 and 2.03 of the Entrustment Agreement entrusts such management and operation to the subsidiary of CML from the Initial Closing until the Final Closing, giving such CML subsidiary full power and authority over the entire Business.  For such services, such CML subsidiary will be entitled to receive fees based on profitability under Section 2.05 of the Entrustment Agreement.

B.
A subsidiary of CML, Fosun Pharmaceutical and a subsidiary of Fosun Pharmaceutical entered into a shareholder’s voting proxy agreement (the “Shareholder’s Voting Proxy Agreement”), which irrevocably confers on the CML subsidiary all of the rights of Fosun Pharmaceutical as shareholder with respect to the portion of the Business to be contributed by Fosun Pharmaceutical during the pendency of the Entrustment Agreement.

C.
A subsidiary of the Company, a subsidiary of Fosun Pharmaceutical, CML, subsidiaries of CML, and the Fosun Pharmaceutical subsidiaries (the “Entrusted Companies”) owning the portion of the Business to be contributed by Fosun Pharmaceutical entered into a joint venture governance and shareholders agreement (the “Governance Agreement”) relating to the ownership, management and operation of CML as a 51-49% joint venture and the management and operation of the subsidiaries of CML and the Entrusted Companies.  Key terms of the Governance Agreement include:

●
CML will be managed by the Board, consisting of seven members, as described in Section 3.02(a) of the Governance Agreement. Three directors will be elected by the Company and four will be elected by Fosun. Each director will serve a three year term and may only be removed or replaced by the shareholder that elected the director.

●
Section 3.03 of the Governance Agreement provides that a quorum will consist of a majority of the Board, with at least one representative from each shareholder present. A majority vote of the quorum is needed for the transaction of business at a meeting of the Board, except in the case where a supermajority vote or the Company’s approval is necessary.

●
The Board is responsible for the appointment of the CEO under Section 3.12(b) of the Governance Agreement.  The CEO can be removed with or without cause by the Board.  At the Initial Closing, a Fosun executive was appointed CEO.  The CEO is responsible for executing resolutions and directives of the Board, including resolutions on a manpower plan, strategic plan, business development plan and mergers and acquisitions plan.

●
The Company is responsible for nominating the COO and CFO under Sections 3.12(d) and 3.12(f) of the Governance Agreement, respectively.  The Board will appoint the nominated COO and CFO unless the CEO shall have a reasonable objection to the qualifications of such nominee. Each officer will have a three-year term, and may only be removed without cause by a supermajority vote.  The COO and CFO have the following responsibilities:

o	COO - Subject to supervision of the Board, the COO is responsible for the day-to-day management of the business.

o
CFO - Subject to supervision of the Board and Audit Committee, the CFO is responsible for the financial management of CML, including establishing and overseeing internal controls and financial and tax reporting.

●
Certain actions of the Board require a supermajority vote in accordance with Section 3.05 of the Governance Agreement. A supermajority vote is defined as a vote of the Board equal to or greater than the number of Fosun-nominated directors plus one. Notable actions requiring a supermajority vote are:

o	Approval of the annual budget and business plan of the Company, both of which are Special Deadlock Matters (described below);

o	Approval over any unbudgeted capital expenditures that is more than 10% higher than the amount allocated for capital expenditures in the annual budget; and

o	Authorization, declaration, or payment of any dividend or other distribution other than a regular cash dividend paid out of current profits and funded out of working capital.

●
In the event of a deadlock in voting, Section 3.09 of the Governance Agreement provides that the CEO of the Company and the CEO of Fosun will meet to amicably resolve the deadlock. In the event that the CEOs cannot come to a resolution within three meetings, then if the deadlock is over a Special Deadlock Matter, the Special Deadlock Matter shall be decided by the CEO of Fosun. If the deadlock occurs over a matter not determined to be a Special Deadlock Matter, either party will have the ability to liquidate the JV. A Special Deadlock Matter includes the approval of the annual budget or business plan of CML, under Section 3.05(a)(i) of the Governance Agreement.

●
Any related party contracts entered into between CML and one of its shareholders will be negotiated on behalf of CML by the shareholder not entering into the contract (e.g., if Fosun seeks to to enter into a contract with CML, the Company would have full power and authority to negotiate with Fosun on CML’s behalf), under Section 3.15(a) of the Governance Agreement.

●	Neither shareholder of CML may transfer its interest without the written consent of the non-transferring shareholder, under Section 8.01 of the Governance Agreement.

D.
The Company and CML entered into a trademark license agreement (the “License Agreement”).  Section 1.1 of the License Agreement provides for the limited worldwide license by the Company to CML of the use of the name “Chindex” and certain related names and marks in connection with the Business.  Subject to various terms and conditions, Section 4.1 of the License Agreement provides that the Company would be paid a royalty equal to two percent of gross sales, as defined, from goods manufactured by or for CML and one percent of such gross sales from goods distributed but not manufactured by or for CML.

E.
The Company and a subsidiary of CML entered into a services agreement (the “Services Agreement”).  In connection with the Services Agreement, the Company’s Chief Operating Officer, Elyse Beth Silverberg, and its Chief Financial Officer, Lawrence Pemble, serve in those capacities at, and would devote substantial time and effort to, CML.  The Services Agreement also provides for the performance of such services by such executives as well as for the performance of other services to CML by other current Company employees.  The Services Agreement further provides for payments to the Company for such services and related arrangements between the parties.  In connection with the Services Agreement, the Company will continue to compensate such executives and certain such employees, which compensation is expected to be substantially offset by such payments from CML.

Management has determined that, consistent with ASC 810-10-40-5, upon deconsolidating CML the Company will:

●	Derecognize the assets (including an appropriate allocation of goodwill) and liabilities of CML at their carrying amounts at the date control is lost,

●	Derecognize the carrying amount of any NCI at the date control is lost (including any components of accumulated other comprehensive income attributable to it),

●	Recognize the fair value of the proceeds from the transaction,

●	Recognize any noncontrolling investment retained in CML at its fair value at the date control is lost,

●	Reclassify to income, or transfer directly to retained earnings if required in accordance with other U.S. GAAP, the amounts recognized in other comprehensive income in relation to CML, and

●	Recognize any resulting difference as a gain or loss in income attributable to the Company.

4.	Tell us when you expect the receipt of the requisite governmental approval as well as the final closing of the joint venture.

4.	Please see the response to Comment 1 above.

Exhibits

5.	We note that Exhibits 10.24, 10.26, 10.39 and 10.45 are missing various exhibits, annexes, schedules, and attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

5.	The Company confirms that the annexes, schedules and attachments to the referenced exhibits will be so filed.

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

By:	/s/ Gary J. Simon
Gary J. Simon
Partner

cc:	Lawrence Pemble,
Chief Financial Officer, Chindex International, Inc.
Robert C. Low,
Chief Accounting Officer, Chindex International, Inc.